

March 25, 2024

Donna T. Lowery
Chief Financial Officer
First Bancshares Inc. /MS/
6480 U.S. Highway 98 West
Hattiesburg, MS 39402

      Re: First Bancshares Inc. /MS/
          Form 10-K for Fiscal Year Ended December 31, 2023
          Form 8-K filed January 25, 2024
          File No. 000-22507

Dear Donna T. Lowery:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

1. We note that the commercial real estate loans represent 59.2% of your total loans held for investment at December 31, 2023. Given the significance of commercial real estate in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of these loans into owner occupied and nonowner occupied, borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor's understanding of your commercial real estate loan portfolio.

2. Additionally, we note the statements on page 59 regarding potential deposit changes in light of 'the most recent economic cycle.' Please revise the risk management discussion to clarify the specific risk management policies, procedures or other actions undertaken by management in response to the current environment.

Notes to Consolidated Financial Statements
Note B - Summary of Significant Accounting Policies, page 71

3. Please revise, in future filings, to disclose your accounting policies for U.S Treasury Awards, which have been recorded as both non-interest income and non-interest expense in fiscal 2023. In addition, please revise to provide clarity around the rights, terms and conditions, and your accounting for the U.S. Treasury Awards.

Form 8-K filed January 25, 2024

Exhibit 99.2 Investor Presentation, page 35

4. We note your presentation of the Non-GAAP measure Tangible book value per common share excluding AOCI. Please address the following:
   - Tell us and revise your disclosures, in future filings, to more fully explain what the measure represents and its usefulness to investors. In addition please revise your Non-GAAP Financial Measures discussion in Exhibit 99.1 to clearly explain how, for each of your non-GAAP measures, investors should use the measure or what specifically the measure tells investors.
   - Tell us how you determined the adjustment to exclude accumulated other comprehensive income (loss) is appropriate, including your consideration of whether the adjustment relates to normal, recurring activities of the Company or if it results in individually tailored accounting. Refer to Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
   - Tell us how you concluded it was appropriate to not also add back the impact of AOCI to the denominator (total tangible assets) so that both the numerator and denominator would be calculated on a consistent basis.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance